

November 27, 2023

David Wilson
Chief Financial Officer
PowerFleet, Inc.
123 Tice Boulevard
Woodcliff Lake, New Jersey 07677

> **Re: PowerFleet, Inc.**
> **Registration Statement on Form S-4**
> **Filed on November 17, 2023**
> **File No. 333-275648**

Dear David Wilson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Honghui Yu